NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

February 28, 2024

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:RAADR, INC.

Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A

Filed January 12, 2024

File No. 024-11519

Ladies and Gentlemen:

This is in response to the letter of comment of the Staff dated February 6, 2024, relating to the captioned Offering Statement on Form 1-A of Raadr, Inc. (the “Company”). Each of the Staff’s comments are addressed below, seriatim:

Post-Qualification Amendment No. 8 to Offering Statement on Form 1-A

Cover Page

1.We note that you have a dual class capital structure whereby Series E Preferred Shares have a 66 2/3% voting control at all times and your Chief Executive Officer Jacob DiMartino will have majority voting control of the company following this offering. Please revise your cover page to discuss the dual class nature of your capital structure and quantify the voting control that Mr. DiMartino will have following the offering. In addition, revise your risk factor disclosure to address the risks associated with a dual class capital structure and management's voting control of the company.

Please be advised that the disclosure on the Cover Page in the Risk Factors section has been revised, in response to such comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 21

2.Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Describe, in detail, the company's plan of operation for the remainder of the fiscal year, including detailed milestones and the anticipated time frame for beginning and completing each milestone. Explain how you intend to meet each of the milestones if you cannot receive funding. Refer to Form 1-A Item 9.

Please be advised that the subject disclosure has been updated, in response to such comment.

Business, page 24

3.Please substantially revise this section to provide a more complete discussion of your RAADR product. As part of your disclosure, clarify whether the product is operational and available for download, and how many subscribers you currently have and have had for each of the periods presented. In addition, revise your discussion of the RAADR application to clarify what information it collects and how it informs parents of potential cyberbullying incidents if it is not installed on children's devices. As a non-exclusive example, clarify whether it would be able to detect cyber-bulling occurring on social media accounts that are private or using aliases on a child's device, or if it is restricted to publicly available data.

Please be advised that the subject disclosure has been updated, in response to such comment.

Executive Compensation, page 26

4.Please update your executive compensation disclosure for the fiscal year ended December 31, 2023.

Please be advised that the subject disclosure has been updated, in response to such comment.

_______________________

We believe that this filing is now in order for qualification.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company's responses.

Thank you for your attention in this matter.,

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Raadr, Inc.